EXHIBIT 5.1

September 6, 2001

Digital River, Inc.
9625 West 76th Street, Suite 150
Eden Prairie, Minnesota 55344

Ladies and Gentlemen:

    You have requested our opinion with respect to certain matters in connection with the filing by Digital River, Inc. (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission covering the offering of up to 2,600,000 additional shares of the Company's Common Stock, $.01 par value (the "Shares"), issuable pursuant to its 1998 Stock Option Plan, as amended (the "1998 Plan"), the 1999 Stock Option Plan, as amended (the "1999 Plan") and the 2000 Employee Stock Purchase Plan, as amended (the "2000 Plan").

    In connection with this opinion, we have examined the Registration Statement and related Prospectuses, the Company's Amended and Restated Certificate of Incorporation, as amended, and By-laws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents, where due execution and delivery are a prerequisite to the effectiveness thereof.

    On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the 1998 Plan, the 1999 Plan and the 2000 Plan, the Registration Statement and related Prospectuses, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

    We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP

By:	/s/ Michael J. Sullivan
Michael J. Sullivan